 Exhibit (d)(12)

PROTECTIVE LIFE INSURANCE COMPANY
A Stock Company; Domiciled in Tennessee www.protective.com
P. O. Box 2606; Birmingham, Alabama 35202; (800) 866-9933

POLICY VALUE CREDIT ENDORSEMENT

The Company has issued this Endorsement as a part of the Policy to which it is attached (the “Policy”). The Policy is amended by adding the following:

At the end of the 6th Policy Year and at the end of each Policy Year thereafter, this Policy will receive a credit to the Policy Value (the “Policy Value Credit”) provided that:

  The Policy is in full force and effect; and

  The investment earnings, mortality, taxes, expenses, and persistency experience for all policies issued under this plan of insurance is at least as favorable as the Company assumed when the policies were issued.

Policy Value Credit, if any, will be made effective on each applicable Policy Anniversary. The Policy Value Credit, if payable, will be calculated and applied as follows:

  On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in Policy Year 7, the Company will apply the Policy Value Credit to the Policy Value.

  The Policy Value Credit is equal to the Policy Value Credit Percentage, shown on the Policy Schedule, multiplied by the un-loaned Policy Value on the Monthly Anniversary Day plus any Net Premium received on that day and after the processing any Withdrawal, loan, transfer, or surrender requests on that day.

  The Policy Value Credit is calculated before the Company processes any Monthly Deductions.

The Policy Value Credit will be allocated between the various Sub-Accounts and/or the Fixed Account according to the Owner's effective Premium Allocation election. Once credited to the Policy Value, the Policy Value Credit will be non-forfeitable.

Signed for the Company as of the Policy Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

/SIGNATURE/
/PRINTED NAME/
Secretary

ICC22-VE49
Endorsement Page 1

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